SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha’ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Yes ☐ No ☒

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

For Immediate Release

Pointer Telocation Presents 2008 Results –
Revenue of $76.6 Million Exceeds Company Guidance

—	Operating income of $9.3 million also exceeds Company Guidance of $8 million in 2008

—	71.8% growth in EBITDA to $15.4 million in 2008

—	Net income of $2.4 million in 2008 compared net loss of 0.3 million in 2007

Rosh HaAyin, Israel February 25th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR), – a leading developer, manufacturer and operator of advanced command and control technologies and roadside assistance services for the automotive industry, announced today its financial results for the fiscal year ended December 31, 2008. The financial results for Pointer Telocation Ltd. (Pointer) for 2008 include for the first time a full year of financial results from the Cellocator business which was acquired in September 2007.

Pointer’s 2008 financial results reflect major progress in the implementation of Pointer’s business strategy to become a leading provider of technology and solutions to the automotive and insurance industries. Today, Pointer’s products and services have a global presence with an installed product base of over 500,000 units in more than 25 countries.

Financial Highlights:

Revenues: Pointer’s annual revenues for 2008 increased 48.5% to $76.6 million compared to $51.6 million in 2007. Pointer’s annual revenue topped the Company’s prior guidance released after the second quarter of 2008, which had upwardly revised its estimated annual revenue in 2008 to $76.0 million from $65.0 million.

Pointer’s international operations accounted for 29% of its revenues in 2008 as compared to 17% in 2007. Pointer’s revenues from products for the full year of 2008 accounted for 40% as compared with 30% of 2007 revenue.

The increase in total revenues and the growth in product sales and in international activities in the 2008 as compared to 2007, are primarily attributable to the inclusion of the operations of Cellocator in 2008.

Gross Profit:

In 2008, gross profit increased 55.6% to $29.4 million as compared to $18.9 million in 2007. As a percentage of revenues, gross margin was 38.4%, in the full year of 2008, compared to 36.6% in 2007.

Operating Income:

In 2008 Pointer recorded $9.3 million in operating income, compared to $4.2 million for the 2007. Operating income improved mainly because of growth in total revenue and an increase in gross margin. Operating expenses increased at a lower rate than the growth in revenue and gross margin.

Minority Interest:

For 2008 Pointer reported a $2.2 million minority share in the operations of Shagrir, compared to $1.4 million in full year 2007.

Net Income:

For the year ended December 31, 2008, Pointer recorded net income of $2.4 million or $0.5 per share as compared to net loss of $0.3 million or $(0.08) per share in 2007.

Non-GAAP net income:

For the year ended December 31, 2008, Pointer’s non-GAAP net income was $7.1 million, as compared to non-GAAP net income of $2.2 million in 2007.

EBITDA:

Pointer’s EBITDA in 2008 increased 72% to $15.4 million as compared to $9.0 million in 2007.

Balance Sheet Highlights:

Shareholder’s Equity increased to $35.8 million at December 31, 2008 compared to $32.2 million at December 31, 2007.

Total liabilities from banks and other liabilities decreased to $31.7 million at December 31, 2008 from $36.8 million at December 31, 2007 due to Pointer’s repayment of loans during 2008.

Danny Stern, Pointer CEO, said: “2008 was an excellent year for Pointer, especially in Israel. Our Mexican business, although still a very small part of our global business, continues to grow in subscribers and revenues, despite economic instability in that market. Events affecting the global vehicle industry have a significant bearing on the demand for our technology. We continue to closely monitor events affecting that industry; however, at this point in time, we cannot estimate their impact. On the other hand, our services business has a stable outlook even considering the current uncertainties in the global economy. Our Israeli subsidiary Shagrir, which provides Road Side Assistance and Stolen Vehicle Recovery services, enjoyed growth and profitability during 2008 and so is strongly positioned for 2009. Pointer’s strong EBITDA enables us to maintain R&D investment in order to enhance our offering of products and services and competitive advantages in the coming years”, concluded Mr. Stern.

Conference Call Information:

Pointer’s management will host today, February 25th, 2009 a conference call with the investment community to review and discuss the financial results:

—	The Conference Call will take place on 10:00 AM EST, 17:00 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

From USA: +1-866-527-8676

From Israel: 03-918-0610

A replay will be available from February 26, 2008 at the company website: www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the condensed consolidated statements of cash flows contained in the press release. Pointer’s non-GAAP net income adjusts GAAP net income to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results.

Pointer also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Our non-GAAP financial measures, such as non-GAAP net income and EBITDA, are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following the condensed consolidated statement of cash flows.

About Pointer Telocation:

The Pointer Telocation Group, publiclly traded on Nasdaq (PNTR) and on TASE (PNTR), develops, manufactures, provides and operates advanced command and control technonogies for the automotive and cargo industries. With 500,000 installations in 25 countries around the world, The Pointer Group is Israel’s leading exporter of state-of-the-art solutions for managing vehicle fleets. As a service provider, The Pointer Group operates through its subsidiary Shagrir Systems Ltd., that provides comprehensive solutions for the automotive markets in Israel, Argentina, Mexico and Romania.

The Pointer Telocation Group is headquartered in Rosh Ha’ayin, Israel. CEO is Danny Stern. For more information, please visit www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,708	$1,200
Trade receivables, net	13,509	11,756
Other accounts receivable and prepaid expenses	2,774	2,001
Inventories	3,999	2,657

Total current assets	22,990	17,614

LONG-TERM ASSETS:
Long-term accounts receivable	339	337
Severance pay fund	4,925	4,866
Property and equipment, net	7,998	7,708
Deferred income taxes	1,037	941
Other intangible assets, net	14,894	18,058
Goodwill	50,416	50,712

Total long-term assets	79,609	82,622

Total assets	$102,599	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$7,849	$10,564
Trade payables	8,613	8,001
Deferred revenues and customer advances	8,958	8,253
Other accounts payable and accrued expenses	5,535	6,123

Total current liabilities	30,955	32,941

LONG-TERM LIABILITIES:
Long-term loans from banks	20,520	18,460
Long-term loans from shareholders and others	3,305	5,767
Other long-term liabilities	257	89
Accrued severance pay	6,375	5,730
Convertible debentures	-	1,979

	30,457	32,025

MINORITY INTEREST	5,372	3,067

SHAREHOLDERS' EQUITY	35,815	32,203

Total liabilities and shareholders' equity	$102,599	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2007	2006
	Unaudited

Revenues:
Products	$30,645	$15,821	$9,701
Services	46,010	35,806	32,211

Total revenues	76,655	51,627	41,912

Cost of revenues:
Products	16,392	9,414	5,602
Services	29,869	23,034	20,786
Amortization of intangible assets	980	277	-

Total cost of revenues	47,241	32,725	26,388

Gross profit	29,414	18,902	15,524

Operating expenses:
Research and development, net	2,511	1,675	1,170
Selling and marketing	6,934	4,934	3,927
General and administrative	8,311	6,209	4,749
Amortization of intangible assets and impairment of
long-lived assets	2,365	1,877	2,112
Other income, net	-	-	(1,292)

Total operating expenses	20,121	14,695	10,666

Operating income	9,293	4,207	4,858
Financial expenses, net	4,054	2,814	2,577
Other expenses (income), net	(22)	12	(14)

Income (loss) before taxes on income	5,261	1,381	2,295
Taxes on income	640	353	82

Income (loss) before minority interest	4,621	1,028	2,213
Minority interest	2,248	1,366	1,044

Net income (loss)	$2,373	$(338)	$1,169

Basic net earnings (loss) per share	$0.51	$(0.08)	$0.39

Diluted net earnings (loss) per share	$0.50	$(0.08)	$0.31

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006
	Unaudited

Cash flows from operating activities:

Net income (loss)	$2,373	$(338)	$1,169
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	6,918	5,273	4,490
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	1,187	750	137
Accrued severance pay, net	619	(70)	(166)
Gain from sale of property and equipment, net	(36)	(182)	(563)
Amortization of deferred stock-based compensation	230	783	251
Minority interest in earnings of subsidiary	2,248	1,366	1,044
Increase in trade receivables, net	(1,773)	(1,172)	(1,167)
Increase in other accounts receivable and prepaid expenses	(6)	(421)	(36)
Increase in inventories	(2,088)	(395)	(490)
Write-off of inventories	112	150	127
Deferred income taxes	(178)	(174)	(99)
Decrease (increase) in long-term accounts receivable	23	(141)	60
Increase in trade payables	888	730	1,049
Increase (decrease) in other accounts payable and accrued expenses	379	1,855	(400)

Net cash provided by operating activities	10,896	8,014	5,406

Cash flows from investing activities:

Increase in other account receivables	(357)	-	-
Purchase of property and equipment	(3,476)	(2,638)	(2,277)
Proceeds from sale of property and equipment	605	860	1,026
Acquisition of Cellocator (a)	-	(16,571)	-
Acquisition of other intangible assets	-	(117)	-

Net cash used in investing activities	(3,228)	(18,466)	(1,251)

Cash flows from financing activities:

Receipt of long-term loans from banks	9,064	5,000	2,243
Repayment of long-term loans from banks	(4,930)	(4,347)	(2,949)
Receipt of long-term loans from shareholders and others	-	-	131
Repayment of long-term loans from others	(10,201)	(2,767)	(4,529)
Proceeds from issuance of shares and exercise of warrants, net	1,000	9,588	3,481
Receipts on account of shares	-	-	2,586
Short-term bank credit, net	(970)	(1,752)	(973)

Net cash provided by (used in) financing activities	(6,037)	5,722	(10)

Effect of exchange rate changes on cash and cash equivalents	(123)	80	9

Increase (decrease) in cash and cash equivalents	1,508	(4,650)	4,154
Cash and cash equivalents at the beginning of the year	1,200	5,850	1,696

Cash and cash equivalents at the end of the year	$2,708	$1,200	$5,850

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2008	2007	2006
		Unaudited

(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed
	at date of acquisition:

	Working capital	$-	$(1,323)	$-
	Property and equipment	-	(151)	-
	Customer related intangibles	-	(3,943)	-
	Brand name	-	(1,775)	-
	Developed technology	-	(4,890)
	Goodwill	-	(8,750)	-
	Accrued severance pay, net	-	20

		-	(20,812)	-

	Fair value of shares issued	-	1,430
	Fair value of convertible debentures	-	1,951
	Accrued expenses	-	860	-

		-	4,241

		$-	$(16,571)	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Table of Non-GAAP Financial Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Year ended December 31,
	2008	2007	2006

Net income (loss) as reported:	$2,373	$(338)	$1,169
Amortization of intangible assets and impairment of
long-lived assets	3,345	2,154	2,112
Loan Discount	704	-	-
Tax on income	640	353	82

Non-GAAP Net income	$7,062	$2,169	$3,363

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP to NON-GAAP Operating Results

U.S. dollars in thousands

CONDENSED EBITDA

	Year ended December 31,
	2008	2007	2006

Net income (loss) as reported	$2,373	$(338)	$1,169

Non GAAP adjustment:
Financial expenses, net	4,054	2,814	2,577
Taxes on income	640	353	82
Depreciation and amortization	6,116	4,787	4,889
Minority interest	2,248	1,366	1,044

EBITDA	$15,431	$8,982	$9,761

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: February 25, 2009